MERCANTIL
SERVICIOS FINANCIEROS

Caracas, April 3, 2006

At the close of 2005

MERCANTIL'S LOAN PORTFOLIO INCREASED BY 54.5%

- *Banco Mercantil, its main subsidiary in Venezuela is leader in Loan Portfolio and in financing the country's agricultural sector*

At the close of 2005 the Net Loan Portfolio of Mercantil Servicios Financieros (MERCANTIL) reached Bs. 11,295 billion, which represents a 54.5% increase with respect to the close of 2004. Total Assets reached Bs. 24,266 billion, 41.9% more than in the previous year. Equity was Bs. 2,158 billion, 27.6% above the figure reported as of December 2004.

Gustavo A. Marturet, President of MERCANTIL, who chaired the Ordinary Shareholders' Meeting, announced these results. The Board of Director's Report and Audited Financial Statements as of December 31, 2005 submitted to the Shareholders by the Board of Directors were approved.

The Report shows that at the close of 2005, the quality of MERCANTIL's Loan Portfolio remains at quite favorable levels exhibiting a Past Due and in Litigation Loans to Gross Loans ratio of 0.3%.

During the year, MERCANTIL registered Bs. 715 billion in Net Profits, including non-recurrent gains from the sale of the stockholding MERCANTIL and its subsidiaries had in the financial institution Bancolombia. Main contributions to MERCANTIL's Net Profit come from its subsidiaries Banco Mercantil, Seguros Mercantil, and Merinvest in Venezuela; and Commercebank Holding Corp. in the United States.

Banco Mercantil, the main subsidiary in Venezuela, with over 80 years of experience in the financial system, ranks first in the country in terms of Gross Loans, with Bs. 6,682 billion, representing a 17.1% market share. According to the Report, Banco Mercantil's Loan Portfolio quality also holds very favorable levels with a Past Due and in Litigation to Gross Loan Portfolio ratio of 0.4%, which notably exceeds the average of 0.9% registered by the Venezuelan financial system as a whole.

dw 8/8

As of December 31, 2005, Banco Mercantil also holds the leading position in loans to the agricultural sector, reaching Bs. 789 billion and micro-enterprises at Bs. 183 billion. Both portfolios exceeded the levels required by law.

Banco Mercantil's Total Asset, including agencies abroad, was Bs. 13,918 billion, 54.3% higher than the amount recorded in the previous year. Banco Mercantil was also leader in Total Deposits (excluding Government Deposits) bearing a 14.7% market share.

Seguros Mercantil collected Premiums Net of Claims for Bs. 272 billion at the close of the year, a 50% increase, which primarily reflects Healthcare and Automobile segments.

The subsidiary Commercebank Holding in the United States reached US$ 4,227 million (Bs. 9,065 billion) in Total Asset, which represents 14.5% over the figure registered as of December 31, 2004. Total Deposits were US$ 3,361 million (Bs. 7,208 billion).

During Ordinary Shareholders' Meeting extraordinary cash dividends were approved, of Bs. 142.00 per each Outstanding Common Class "A" and "B" share payable in two portions of Bs. 71.00 each in the months of April and September; ordinary cash dividends were also approved of Bs. 36.00 per each Outstanding Common Class "A" and "B" share distributed in three portions of Bs. 12.00 each payable in the second, third, and fourth quarter of 2006. Total dividends to be paid during the year 2006 are Bs. 190.00 per share, including dividends paid during first quarter.

The Shareholders Meeting approved the Thirteenth Phase of the Stock Repurchase Program of Mercantil Servicios Financieros, which will be in force for six (6) months as of March 30, 2006.

The Board of Directors' Report on the Level of Compliance of the Corporate Government Principles, contained in the National Securities Commission's Resolution of February 2, 2005, was also approved during the Shareholders Meeting.

Furthermore, the Meeting approved a partial reform of the company's By-laws; the incorporation of Mr. Carlos Zuloaga to the Board of Directors as Alternate Director; as well as that of Mr. Nerio Rosales Rengifo as Principal Director and Messrs. Alejandro González Sosa and Armando Leirós as Alternate Directors.

The Board of Directors of MERCANTIL is comprised of the following persons: Principal Directors: Gustavo A. Marturet, Gustavo J. Vollmer, Alfredo Travieso P., Luis A. Romero M., Víctor J. Sierra A., Gustavo Vollmer A., Jonathan Coles, Roberto Vainrub, and Nerio Rosales R.; Alternate Directors: Luis A. Marturet M., Francisco Monaldi, Federico Vollmer A., Guillermo Sosa S., Germán Sánchez

Myles, Carlos Zuloaga, Gonzalo Mendoza M., Oscar A. Machado K., Miguel A. Capriles L., Gustavo Machado C., Luis A. Sanabria U., Carlos Hellmund B., Gustavo Galdo C., Luis Esteban Palacios, Eduardo Mier y Terán, Claudio Dolman, Alejandro González S. y Armando Leirós.

The Company:
Mercantil Servicios Financieros ("Mercantil") is a Venezuelan financial holding with presence in 10 countries of the Americas and Europe. MERCANTIL is focused in the banking, insurance and asset management businesses. Its shares are quoted on the Caracas Stock Exchange: MVZ.A and MVZ.B / Level 1 ADR (OTC) MSVFY program, traded over the counter in the United States of America. Within its main markets, Venezuela and the United States (mainly Florida), MERCANTIL holds important positions through its various subsidiaries: Banco Mercantil, C.A. (Banco Universal) in Venezuela, Commercebank, N.A., a Commercial Bank in Florida, U.S.A., Banco Mercantil (Schweiz) AG, in Zurich, Switzerland, Seguros Mercantil and Merinvest Sociedad de Corretaje (investment banking) in Venezuela.

Contact:
Marianela Faría
Investor Relations Officer

mfaria@bancomercantil.com

New York Office:
Banco Mercantil
11 East 51st St.
New York, NY 10022
(212) 891 7405 (Direct) / 7400
(212) 891 7417 (Fax)

Caracas Office:
Av. Andres Bello
Edif. Mercantil, piso 25
Caracas 1010, Venezuela
(58 212) 503.1335 (Direct)
(58 212) 503.1075 (Fax)

MERCANTIL
SERVICIOS FINANCIEROS

Contact:
Marianela Faria
Investor Relations Officer
mfaria@bancomercantil.com

New York Office:
Banco Mercantil
11 East 51st St.
New York, NY 10022
(212) 891 7405 (Direct) / 7400
(212) 891 7417 (Fax)

Caracas Office:
Av. Andrés Bello,
Edif. Mercantil, piso 25
Caracas 1010, Venezuela
(58 212) 503.1335/1265
(58 212) 503.1075 (Fax)

Caracas, May 11, 2006

Banks strengthen strategic and commercial alliance

Mercantil and Bancolombia bought Banco Pichincha's stock in TODO1 Services

Mercantil and Bancolombia strengthened their strategic and commercial alliance with the purchases of the stock Banco Pichincha (Ecuador) held in TODO1 Services.

Banco Pichincha will be able to use TODO1 services until the technological integration is finished by the end of 2006.

TODO1 Services was created in 2000 in an alliance with independent leading banks in diverse markets, with the objective of developing and implementing services and products for their associated entities and subsidiaries offering value added for their clients. It also provides supplementary services through its Web site TODO1.com. Currently, the company develops a strategic plan to include innovative products that enable associated banks to consolidate their leading positions as providers of e-business solutions in their respective markets.

Mercantil Servicios Financieros (MERCANTIL)

MERCANTIL is the first and most complete financial services provider in Venezuela, with more than $11 billion in total assets, and presence in 10 countries in the Americas and Europe. Mercantil is listed on the Caracas Stock Exchange (MVZ.A and MVZ.B) and in the "over the counter" (OTC) market in the United States through a level 1 ADR program (MSVFY). Its main subsidiaries in Venezuela are: Banco Mercantil C.A. (Banco Universal); Seguros Mercantil and Merinvest C.A.; in the United States, Commercebank N.A., and in Switzerland, Banco Mercantil (Schweiz) AG.

MERCANTIL

MERCANTIL SERVICIOS FINANCIEROS. C.A.
FINANCIAL REPORT FIRST QUARTER 2006

Caracas Stock Exchange: MVZ NYSE ADR Level1: MSVFY

Caracas May 19, 2006 - Mercantil Servicios Financieros (MERCANTIL) announces its results for the quarter ended on March 31, 2006.

Net Income

MERCANTIL reported a Net Income of Bs. 98 billion (US$ 46 million)1 for the first quarter of 2006, compared with Bs. 118 billion (US$ 59 million)1 in the first quarter of 2005. Net income per share in the first quarter of 2006 was Bs. 140 (Bs. 166 in the first quarter of 2005). ROE and ROA indicators were 17.7% and 1.6% respectively (26.7% and 2.6% at the close of the first quarter of 2005).

This quarter's net income can be attributed mainly to:

- Higher exchange gains during the first quarter of 2005 due to a 12% devaluation during the period.
- Higher personnel expenses to cover larger payroll caused by growth in operations.
- Higher financial margin due to growth of financial assets and liabilities.
- More income from the sale of investments in securities.

Assets

At the close of the first quarter of 2006, Total Assets were Bs. 23,960 billion (US$ 11,172 million) [1], 1.3% down from the Bs. 24,266 billion recorded for the previous quarter and a 23.2% year-over-year increase compared with the Bs. 19,443 billion in Total Assets at the close of the first quarter of 2005. Total Consolidated Assets of the Banco Mercantil subsidiary, including overseas agencies, were Bs. 13,536 billion (US$ 6,312 million)[1], 2.7% less than the Bs. 13,918 billion in the previous quarter, and 34.3% higher than the Bs. 10,079 billion recorded for the same period last year. The Commercebank Holding subsidiary posted US$ 4,268 million (Bs. 9,153 billion)[1] in Total Assets, 1.0% up on the US$ 4,227 million (Bs 9,065 billion)[1] registered at the close of December 2005, reflecting a year-on-year increase of 7.7% on the US$ 3,962 million (Bs. 8,497 billion)[1] recorded as of March 31, 2005.

Shareholders' Equity

At the close of the first quarter of 2006, Shareholders' Equity amounted to Bs. 2,300 billion (US$ 1,072 million)[1] a 6.6% increase compared with the previous quarter when it was Bs. 2,158 billion (US$ 1,006 million)[1] and 22.3% higher than the Bs 1,881 billion (US$ 877 million)[1] recorded for the first quarter of 2005. MERCANTIL's Equity/Assets ratio as of March 31, 2006 is 9.6% and its Equity/Risk-Weighted Assets ratio 16.8% (minimum requirement 8%), in accordance with the standards of the National Securities Commission.

Market Share

At March 31, 2006 the Banco Mercantil subsidiary is Venezuela's leading bank in terms of Gross Loans, Deposits (excluding government), Agricultural Loans and Assets in Trust, with a market share[2] of 15.8%, 14.3%, 16.1%, 14.2% and 8.9%, respectively, also ranking third place in Total Deposits. The Seguros Mercantil subsidiary recorded net earned premiums of Bs. 195 billion in the first quarter of 2006, coming third in the national ranking[3]. Commercebank comes nineteenth in terms of deposits in the State of Florida, USA, out of a total of 349 institutions, which accounts for 0.84% of that market[4] at June 30, 2005.

Summary of the Financial Statements and Ratios

(In billions of Bolivars and millions of Dollars except percentages)

	Bolivars				US$ Equivalent [1]			
	03-31-06	12-31-05	03-31-05	Var. vs. Mar - 2005	03-31-06	12-31-05	03-31-05	Var. vs. Mar– 2005
Net Income - Quarter	98	126	118	(16.5) %	46	59	59	(22.4) %
Income per share –Quarter Bs./ share[5]	140	179	166	(15.6) %	0.07	0.08	0.08	(12.5) %
Market price A share [6]	3,400	2,500	2,571	32.2 %	1.59	1.17	1.20	32.2 %
Market price B share [6]	3,480	2,550	2,606	33.5 %	1.62	1.19	1.22	33.5 %
Book value per share	3,208	3,006	2,611	22.9 %	1.50	1.40	1.22	22.9 %
ROA	1.6 %	3.5 % [7]	2.6 %	(38.5) %	1.6 %	3.5 % [7]	2.6 %	(38.5) %
ROE	17.7 %	36.8 % [7]	26.7 %	(33.7) %	17.7 %	36.8 % [7]	26.7 %	(33.7) %
Total Assets	23,960	24,266	19,443	23.2 %	11,172	11,315	9,066	23.2 %
Investment Portfolio	9,977	9,992	9,550	4.5 %	4,652	4,659	4,453	4.5 %
Loan Portfolio	10,851	11,295	7,490	44.9 %	5,060	5,267	3,493	44.9 %
Deposits	18,976	19,482	15,327	23.8 %	8,848	9,084	7,147	23.8 %
Shareholders´ Equity	2,300	2,158	1,881	22.3 %	1,072	1,006	877	22.3 %
Asset Management	7,839	7,195	6,157	27.3 %	3,655	3,355	2,871	27.3 %

[1] Dollar figures given for reference purposes only. Balance sheet data translated at the closing exchange rate and earnings at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.
[2] Source: Summary of unconsolidated financial statements published in national newspapers on March 31, 2006.
[3] Source: Superintendence of Insurance at February 28, 2006.
[4] Source: Federal Deposit Insurance Corporation at June 30, 2005.
[5] Adjusted for share dividends considered shares issued for comparison purposes.
[6] Market price for Class A and B shares at March 31, 2006 was Bs. 3,600 and 3,649, respectively. This price was recalculated taking into account cash dividend paid in April 2005 to facilitate price comparison.
[7] Includes effect of gain on sale of Bancolombia shareholding.

Table of contents

Economic Climate – Venezuela

Economic activity and Oil Sector

In the results of the Venezuelan Economy for the first quarter of 2006, figures available on the external sector of the economy show that the price of the Venezuelan oil export basket averaged US$ 53.2/barrel in the first quarter of the year. This is US$ 15/barrel (nearly 40%) higher than in the same period last year. Oil production by Venezuela averaged 2,613 thousand barrels a day, a year-on-year reduction of 137 thousand barrels/day. Higher oil prices counteracted the fall in production, raising the Central Bank's international reserves despite the fact that CADIVI's foreign currency disbursements increased.

The economic activity indicators for the real sector of the economy show that the GDP continued to behave favorably and loans totaled Bs. 37,766 billion in March of this year. In nominal terms this is 75% higher than one year ago and 56.0% in real terms. Another indicator of economic activity is automotive sales which rose 54.3% year on year to 52,384 vehicles. The sales volume index (1997=100) recorded in February was 30.7% compared to the same month last year. The growth registered in February 2005 shows a 130 basis point increase. The private manufacturing industry's production volume index registered in January was 13.6%, 560 basis points higher than the increase over the same period of last year.

Foreign Exchange market and reserves

In the first quarter of the year international reserves closed at US$ 31,331 million, their highest level since September 2005. The average daily amount of foreign currency paid out by CADIVI was US$ 80 million in the first quarter, 50% higher than the average amount settled in the same period last year. Likewise the total amount paid out was US$ 4,562 million, a little over US$ 1,500 million more than payments during the first three months of last year.

Money Supply

Faced with the huge expansion in public spending, currency held by the public grew more during the first quarter of the year than it did in the previous quarter. Interest rates reacted to the high level of liquidity by falling slightly. The average lending rate of the Six Main Commercial and Universal Banks was 14.6% determined by a 193 basis point drop in relation to the average for the first quarter of 2005. The 90-Day Term Deposit Rate averaged 10.1%, 232 basis points lower than during the same period last year. At the beginning of February, the BCV changed the parameters used to set interest rates in the financial system. The minimum lending rate set for savings deposits was 3.5 percentage points below the 28-day absorption rate while the minimum interest rate on time deposits was set at the same rate (10%) and the parameter used to set the maximum lending rate remained 0.5 percentage points lower than the interest rate charged by the BCV for its credit assistance operations. As regards prices, during the first quarter of the year the accumulated inflation rate was 1.3%, two percentage points below the variation recorded during the same period last year.

Average Interest Rates Average of the Six Main Commercial Banks in Venezuela



%
21
18
15
12
9
6
3
0
Sep, 04
Dec, 04
Mar, 05
Jun, 05
Sep, 05
Dec, 05
Mar, 06
Lending Rate
CD 90 Days
Spread

Source: Central Bank of Venezuela

Economic Climate – United States of America

Economic Activity

Economic activity in the United States showed some positive signs during the first quarter of the year resulting from better weather in January, the expansion of consumption and reconstruction efforts in the Gulf of Mexico in the first part of the year. Industrial production continued to increase in February and March according to figures released by the Federal Reserve's Board. The Federal Reserve figures showed that the industrial capacity continued to increase in the first quarter, closing at 81.3% in March versus 80.1% at the end of last year. Although official figures are not yet available, everything points to robust first quarter economic growth in excess of the rate reported in the last quarter of 2005. This increased activity does, however, appear to be only temporary considering the context in which it has occurred. The US economy is cruising along amid rising interest rates, escalating energy prices and a slight cooling off of the very dynamic real estate market. This would seem to indicate that growth in 2006 year will be less modest than last year.

Consumption

Consumption, which accounts for around two thirds the United States' aggregate demand, looks sound in the first quarter judging by the rise in retail sales and vehicle sales in March. The growing consumption trend is consistent with the relative improvement in consumer confidence towards the end of the first quarter. In March, for instance, the University of Michigan's Consumer Sentiment Index was 88.9, nearly fifteen-tenths of a point higher than the February figure which itself was somewhat unexpected. The Conference Board's Consumer Confidence Index also reflects a substantial improvement, rising from 102.7 in February to 107.2 in March, despite the March figure being higher year-on-year and one of the best in the last four years.

Real Estate Sector

The residential and real estate sector, which has a significant effect on the dynamics of growth, is showing the first signs of gradually cooling down, as can be seen from the slight drop in construction and new home sales, the slowdown in mortgage applications and a mild increase in unsold property inventories. More sluggish real estate sales and rising property prices reflect the market's expected response as demand tends to dwindle in response to the macroeconomic climate and the expected (though gradual) rise in interest rates on mortgages. Effective interest rates on 30-year mortgages closed at 6.4% in March versus 6% at the end of December.

Unemployment

The economy picked up in the first quarter with a resulting fall in employment to 4.7% at the end of March, versus 4.9% at the end of 2005, according to department of Labor figures. Compared with the first quarter of 2005, the unemployment rate dropped half a percentage point and the US economy is actually creating a steady average of 200 thousand jobs.

Inflation

After a slight rise in January, the inflation rate measured by the percentage variation of the consumer price index fell in February and prices only increased slightly, by 0.1%, which reflects 3.6% inflation in annual terms. Nonetheless, the context is a highly volatile one for energy prices and there is still a high risk that unforeseen price increases might take their toll. Excluding foodstuffs and energy, core inflation was also 0.1% in February.

The money market

Control of the basic inflation indicator shows that the decisive change in direction of the monetary policy initiated in June 2004, has proven successful. During the first quarter of this year, the Federal Reserve's Federal Open Market Committee (FOMC) has been consistent in its policy to foster moderate quarter-of-a-point increases in federal funds interest rates. At its last meeting on March 28, the short-term rate was adjusted upwards once again to 4.75% and this trend is expected to continue until the rate settles within the 5% to 5.25% range.

TREASURY RATE 10 YEARS


5,1%
4,9%
4,7%
4,5%
4,3%
4,1%
3,9%
3,7%
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06

Fiscal and monetary policy

The gradual rise in short-term interest rates has not led to significant yields on medium and long-term government paper. At the close of the first quarter, the ten-year treasury bonds yielded an average of 4.67%, although it is important to note that in the last few weeks these securities have picked up again. The appetite still shown by non-domestic residents for US securities continues to be a key element in explaining the low differential between the short-term and the longer term rate.

Summary of the Accounting Principles used to prepare the Financial Statements

MERCANTIL's and its subsidiaries' financial statements are presented in accordance with the standards of the National Securities Commission (CNV). In December 2004 the CNV instructed all companies trading in securities to present their International Financial Reporting Standards (IFRS)-adjusted financial statements as of fiscal years commencing January 1, 2006. In December 2005 it decided to defer the application of those standards until their adoption by the Federation of Public Accountants of Venezuela

Some of the accounting principles in use are summarized below:

Inflation-adjusted
According to the National Securities Commission's Standards, MERCANTIL's financial statements have to be presented in historic figures as of December 31, 1999. After that date MERCANTIL did not continue to adjust its primary financial statements for inflation. As a result of this, fixed assets and other items are now shown at their inflation-adjusted value up to December 31, 1999. The market value determined by independent appraisers is higher than the inflation-adjusted cost. New additions are being recorded at their acquisition value.

Investment portfolio
Investments in Trading Securities – Recorded at their market value. Unrealized gains or losses resulting from differences in fair values are included in the results for the period. *Inversiones Available for Sale* – Recorded at their market value. Unrealized gains or losses resulting from differences in fair values are included in Shareholders' Equity. *Investments in Securities Held to Maturity* – Recorded at their acquisition cost adjusted for amortization of premiums or discounts. For all portfolios investments, permanent losses resulting from decreasing market value are recorded in the result for the period in which they were incurred.

Loan portfolio
Loans are classified as past due 30 days as of their maturity date. The loan portfolio provision is determined based on the evaluation of their collectibility to quantify the specific provision to be made for each loan. The aspects considered include: economic conditions, customer's credit risk, credit experience and guarantees given. Loans for lesser amounts of an equal nature are assessed together in order to determine the provisions.

Recognition of revenue and expense
Income, costs and expenditures are recorded as they are incurred. Interest earned on past due loans is recorded as income when collected. The fluctuation in the market value of derivatives is included in the income statement for the fiscal year. Insurance premiums received are posted as income when earned

Consolidation
The consolidated financial statements include the accounts of MERCANTIL and its more than 50%-owned subsidiaries. Its main subsidiaries are:

- Banco Mercantil, C.A., universal bank in Venezuela and its overseas agencies;
- Commercebank, N.A., bank in the United States of America and its subsidiaries Commercebank Investment Services, Inc. and Commercebank Trust Company, N.A. ;
- Seguros Mercantil, C.A. insurance company in Venezuela;
- Banco Mercantil Venezolano, N.V., bank in Curaçao and its subsidiary Banco del Centro, S.A. in Panama;
- Banco Mercantil (Schweiz) AG, bank in Switzerland and its subsidiary BMC Bank & Trust Limited, in Grand Cayman;
- Merinvest,C.A, securities brokerage in Venezuela and Mutual Fund Management Company.

Contribution of the Subsidiaries

MERCANTIL SERVICIOS FINANCIEROS [1]
(In billions of bolivars)

Shareholders' Equity: Bs. 2,300

	Banco Mercantil	Commercebank Holding Corp.	Holding Mercantil Int'l	Seguros Mercantil	Merinvest	Others
Shareholders' Equity	Bs. 1,294	Bs. 540	Bs. 101	Bs. 181	Bs. 59	Bs. 125
Main Activity	■ Venezuelan Universal Bank	■ U.S.A Domestic bank & brokerage	■ International banking	■ Insurance in Venezuela	■ Investment Banking, Mutual Funds, Trading & Brokerage in Venezuelan	■ Other, Minor Investments
Main Subsidiaries		■ Commercebank N.A. U.S. Commercial Bank ■ Commercebank Investment Services (CIS) ■ Commercebank Trust Company (CTC)	■ Banco Mercantil (Schweiz), AG.(Switzerland) ■ BMC Bank & Trust (Cayman Island) ■ Banco Mercantil Venezolano NV (Curacao) ■ Banco del Centro (Panama)		■ Merinvest Sociedad de Corretaje C.A. ■ Mercantil Sociedad Administradora de Entidades de Inversión Colectiva C.A. ■ Mercantil Servicios de Inversión, C.A.	

(In billions of Bolivars) [1]

Total Assets	13,188	9,153	758	577	46	238	23,960
% Assets	55.0%	38.2%	3.2%	2.4%	0.2%	1.0%	100.0%
Investments	4,358	4,589	394	402	42	192	9,977
Loans (Net)	6,302	4,224	325	—	—	—	10,851
Deposits	11,188	7,142	646	—	—	—	18,976
Contribution							
Net Income	48	21	6	12	5	6	98
Asset Management	5,560	1,090	837	78	274	0	7,839

(In millions of US$) [2]

Total Assets	6,150	4,268	353	269	21	111	11,172
Investments	2,031	2,140	184	187	20	90	4,652
Loans (Net)	2,938	1,970	152	—	—	—	5,060
Deposits	5,217	3,330	301	—	—	—	8,848
Contribution							
Net Income	22	10	3	6	2	3	46
Asset Management	2,593	508	390	36	128	0	3,655
Number of Employees	6,760	750	45	1,079	39	93	8,766

1 Financial data presented in accordance with CNV standards. Figures net of elimination of intercompany transactions.
2 Dollar figures given for reference purposes only. Balance Sheet figures translated at the closing exchange rate and income at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003

Operating Income

	Quarter ended on		Δ	
(In billions of Bolivars)	31-03-06	31-03-05	Bolivars	%
Gross Financial Margin	300	232	67	29.0 %
Provision for Loan Losses	12	10	2	16.8%
Net Financial Margin	288	222	66	29.5 %
Commissions And Other Income	140	169	(29)	(17.2) %
Insurance Premiums, Net Of Claims	22	23	(1)	(6.2) %
Operating Income	450	415	35	8.4 %

Gross Financial Margin

The Gross Financial Margin in the first quarter of 2006 rose 29.0% year-on-year from Bs. 232 billion to Bs. 300 billion. This increase mainly includes: a) 18.0% growth in the domestic operation's margin and b) an 11.0% increase in the overseas operation in dollar terms.

The increase in average volumes of financial assets and liabilities in Venezuela compared with the first quarter of 2005 of 22.5% and 26.6% respectively, resulted in a variation of the Gross Financial Margin, since interest rates in Venezuela followed the same trend as one year earlier. The growth of the overseas operation's Gross Financial Margin was due on the one hand to the increase in average volumes of financial assets and liabilities compared to the first quarter of 2005, and on the other to the interest rates for these operations. Average financial assets and liabilities increased by 8.7% and 5.3% respectively in dollar terms. The figures in the Economic Climate section show the interest rate trends published by the Venezuelan Central Bank (BCV) and those applicable to the overseas operation.

Loan Portfolio Provision

During the first quarter of 2006, expenses for Loan Portfolio provisions were recorded at Bs. 12 billion (US$ 5.4 million). This brings the accumulated provision to Bs. 241 billion (US$ 112.3 million) at March 31, 2006 and accounts for 309.5% coverage of the Past-Due and In-Litigation Loan Portfolio. It includes an additional component to cover differences liable to affect estimated management losses. Write-offs for the quarter were Bs. 3.9 billion in Venezuela and US$ 0.5 million abroad.

Total Commissions and Other Income

Commissions and Other Income fell to Bs. 140 billion in the first quarter of 2006, Bs. 29 billion (-17.2%) lower than one year earlier when they totaled Bs. 169 billion, mainly due to:

- Decrease of Bs. 74.6 billion in exchange gains.
- A Bs. 15.4 billion increase in Earnings from the Sale of Investments in Securities.
- Increase of Bs. 2.1 billion in earnings on trust fund operations whose assets increased by 9.0% compared with the close of the fourth quarter of 2005,
- Increase of Other Income by Bs. 15.3 billion, corresponding to higher interest from the financing of insurance policies and income from bank charges.
- Growth of Bs. 9.4 billion in Commissions from account holders' transactions due to the increase in volumes.

Composition of Total Income


Bs. 461 billion
(US$ 215 million)
Bs. 425 billion
(US$ 213 million)
65%
21%
5%
9%
54%
19%
2%
25%
I QUARTER 2006
I QUARTER 2005
Gross financial Margin
Transactions, Other commitions and Iinsurance Premiums, Net
Income on Sales Investment Securities
Other Income

Total Insurance Premiums, Net of Claims

Insurance Premiums, net of Commissions, Reinsurance and Claims, totaled Bs. 21.5 billion in the first quarter of 2006, 8% less than the Bs. 23.4 billion registered in the first quarter of 2005. This decline in insurance activity is due to:

- Uncollected claims in the Collective Health business with an effect of approximately Bs. 12 billion on earned premiums.
- Bs. 35.4 billion (67.2%) growth in claims, mainly in the auto insurance business which accounts a 54%.

Total premiums of Bs. 195 billion were collected during the first quarter of 2006, 48.8% more than in the first quarter of 2005.

Total Operating Expenses

	Quarter ended on		Δ	
(In billions of Bolivars)	**03-31-06**	**03-31-05**	**Bolivars**	**%**
Operating Income	450	415	35	8.4 %
Operating Expenses	**329**	**274**	**54**	**19.9 %**
Taxes (Current and Deferred)	23	22	0	0.7 %
Minority Interest	(0)	(0)	0	(56.1) %
Net Income	98	118	19	(16.5)%

Operating Expenses in the first quarter of 2006 increased 19.9% from Bs. 274 billion in the first quarter of 2005 to Bs. 329 billion, largely due to:

- Bs. 35.7 billion in Staff Expenses, 31.8% higher than in the same period of 2005, as a result of the application of wage policy increases and incentive plans, as well as the increase of 765 employees during the period. This figure rose from 8,001 to 8,766, given the growth of operations in Venezuela and abroad.
- Bs. 9.4 billion increase in Advertising and Marketing Expenses.
- Bs. 6.3 billion increase in Expenses for Contributions to Regulatory Bodies.
- Bs. 4.9 billion increase in Depreciation, Fixed Asset Expenses, Amortization of Intangibles and Others.

The efficiency ratio, measured by calculating Operating Expenses as a Percentage of Average Assets improved 5.1% from 5.8% in March 2005. Cost rationalization is associated with the ongoing analysis of costs and efficiency in operating processes, facilitating better control over operating expenses.

In the past five years, Assets have grown at an average interannual rate of 46% for domestic operations (average inter-annual inflation over that period was 51%) and 18% in the case of overseas operations in dollars.

Inflation in Venezuela over the last 12 months was 12.2% (See Page 31). This variable has a significant effect on MERCANTIL's operating expenses.

Balance Sheet

The main Balance Sheet variations between the fourth and the third quarter of 2005 are given below and compared with the figures for December 31, 2004.

Summary of Balance Sheet
(billions of Bolivars, except percentages)

	03-31-06	12-31-05	03-31-05	Mar 2006 Vs. Dic 2005 Δ Bolivars	Mar 2006 Vs. Dic 2005 Δ %	Mar 2006 Vs. Mar 2005 Δ Bolivars	Mar 2006 Vs. Mar 2005 Δ %
Investment Portfolio	9,977	9,992	9,550	(15)	(0.2)%	427	4.5%
Loan Portfolio	10,851	11,295	7,490	(443)	(3.9)%	3,361	44.9%
Total Assets	23,960	24,266	19,443	(306)	(1.3)%	4,518	23.2%
Deposits	18,976	19,482	15,327	(506)	(2.6)%	3.649	23.8%
Shareholders´ Equity	2,300	2,158	1,881	142	6.6%	420	22.3%

Investment Portfolio

At the close of the first quarter of 2006 the Investment Portfolio totaled Bs. 9,977 billion, 0.2% lower than the Bs. 9,992 billion recorded in the fourth quarter of 2005. This variation includes: a) a 1.6% decline in domestic transactions and b) 1.4% growth of overseas operations in dollar terms .

Investments at the close of the first quarter of 2006 by company, issuer and currency, are broken down as shown below:

Breakdown of Investments by Issuer and Currency
(In billions of bolivars and millions of US $, except percentages)

		Venezuelan Central Bank	US Government	US Agencies	Int'l Private	Venezuelan Government	Venezuelan Private	Total Bs.[1]	Total Us$
Bolivars									
Banco Mercantil	Bs.	2,163	0	0	0	1,552	153	3,868	
Seguros Mercantil & Others	Bs.	0	0	0	11	197	20	228	
Total Bs.		**2,163**	**0**	**0**	**11**	**1,749**	**173**	**4,096**	
US Dollars									
Banco Mercantil	US$	0	18	7	11	85	0	259	121
Commercebank	US$	0	786	550	706	0	0	4,380	2,042
Seguros Mercantil &Others	US$	0	147	18	299	112	3	1,242	579
Total US$		**0**	**951**	**575**	**1,016**	**197**	**3**	**5,881**	2,742
TOTAL Bs. Y US$		**2,163**	**2,042**	**1,233**	**2,188**	**2,171**	**180**	**9,977**	
Breakdown %		**21.7%**	**20.5%**	**12.4%**	**21.9%**	**21.8%**	**1.7%**	**100%**	

[1] Dollar figures given for reference purposes only and are translated at the closing exchange rate. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.

Total investments in Securities Issued or Guaranteed by the Venezuelan Nation (excluding the BCV), account for 0.9 times MERCANTIL's equity and 9.1% of its assets. In the case of Banco Mercantil, these securities represent 1.3 times its equity and 15.4% of its assets. MERCANTIL has 6.5% of the domestic public debt securities issued by the Venezuelan State at March 31, 2006, according to the Ministry of Finance.

Investments for the first quarter of 2006 are broken down by maturity and yield as follows:

Investments by maturity and yield (In billions, except percentages)												
		Trading	Available for Sale		Held to Maturity		Shares	Time Deposits and Placements		Restricted Investments		
	Maturity (Years)	Bs. [1]	Bs. [1]	% [3]	Bs. [2]	% [3]	Bs. [1]	Bs. [1]	% [3]	Bs. [1]	% [3]	TOTAL
Bs.	Less Than 1	22	702	6,9%	213	13,6%	109	2,241	9,7%	3	7,4%	3,290
	From 1 to 5		780	8,4%	53	10,4%				2	9,8%	835
	Over 5											
US$	Less Than 1		1,717	4,9%	5	15,8%		619	2,2%	61	4,2%	2,402
	From 1 to 5		260	4,7%	143	5,4%		2	5,6%	2	5,4%	407
	Over 5		2,834	5,4%	200	6,2%				9	6,0%	3,043
		22	6,293		614		109	2,862		77		9,977

1 Registered at Market Value
2 Amortized cost
3 The yield of securities is based on amortized cost at year-end. Yield is calculated by dividing income from securities (including Premium amortization or discounts) by amortized cost.

Loan Portfolio

At the close of the first quarter of 2006, the Loan Portfolio was Bs. 10,851 billion, a 3.9% reduction compared with Bs. 11,295 billion at the end of the fourth quarter of 2005. This decline includes: a) a 3.8% decline in domestic operations, and b) a 0.1% reduction in overseas operations in US dollars.

Loan Portfolio quality remains very favorable. The ratio of Past Due and In Litigation Loans to Total Loans is 0.7%, this indicator is 0.6% at Banco Mercantil versus 1.1% for the Venezuelan financial system as a whole and 0.7% at Commercebank. Note that 99.0% of MERCANTIL's Loan Portfolio is Outstanding at March 31, 2006 and 99.4% at December 31, 2005

At the close of the first quarter of 2006, Banco Mercantil occupies first place in Venezuela's financial system in terms of Gross Loans, with a market share of 15.8%. Loans to the micro-enterprise sector for clients in the field of services, production and commerce, total Bs.222 billion and account for 3.3% of the Institution's gross loan portfolio at December 31, 2005. This amount exceeds the minimum statutory requirement of 3%. Loans to the agricultural sector accounted for 11.6% of the loan portfolio at December 31, 2005, *exceeding the statutory portfolio requirement* by Bs. 37 billion (11%). Banco Mercantil occupies the leading position in this field in the Venezuelan financial system in terms of loans to microenterprises and to the agricultural sector.

Composition of Loan Portfolio
Total Bs. 10,851 billion
(US$ 5,060 million)
March 2006


36%
46%
18%
Large Corporations
Small and Mid-size Companies
Individuals

The distribution of the loan portfolio by economic activity, maturity, geographical location and type of risk is shown in Annex II.

Total Assets

At the close of the first quarter of 2006, Total Assets fell by 1.3% to Bs. 23,960 billion from Bs. 24,266 billion in the fourth quarter of 2005. This decline is partially due to: a) 1.4% drop in domestic transactions, and b) 0.1% growth of the overseas operation in dollar terms.

Banco Mercantil ranks third in the domestic banking system in terms of Total Unconsolidated Assets, with an 11.4% market share.

At March 31, 2006 Commercebank's Total Assets were US$ 4,268 million, similar to the level at the close of the fourth quarter of 2005 (+1.0% compared with December 2005).

The following figure shows the distribution of Mercantil's assets:


Assets Distribution
Total Bs. 23,960 billion
(US$ 11,172 million)
March 2006
9%
42%
45%
4%
Breakdown of Loan portfolio by subsidiary location 2
Other 1 4%
United States of America 40%
Venezuela 56%
Breakdown of Investments
U.S. Agencies 12.4%
Venezuelan Goverment 21.8%
U.S. Goverment 20.5%
Venezuelan Central Bank 21.7%
Other 3 23.6%
Cash and cash equivalent
Investment portfolio
Loan portfolio
Other assets

1 Includes mainly Banco Mercantil Schweiz, AG., Banco Mercantil Curacao Branch, Banco del Centro (Panama) and Banco Mercantil Venezolano, N.V.

2 See other loan portfolio compositions in Appendix II

3 Includes Venezuelan and International private sector

MERCANTIL

Deposits

At the close of the first quarter of 2006 Deposits reached Bs. 18,976 billion, 2.6% billion down on the fourth quarter 2005 figure of Bs. 19,482 billion. This decline includes: a) a 2.8% reduction in domestic transactions, and b) 0.2% growth in the overseas operation in dollar terms.

Banco Mercantil in Venezuela is the leader in the domestic banking system with a 14.3% market share in terms of Deposits (excluding government deposits) and in the case of deposits including Investments sold under repurchase agreement it comes third, with a market share of 10.7%.

Commercebank's deposits were US$3,466 million, similar to their level at the end of the fourth quarter of last year.

(In billions of Bolivars and millions of US$, except percentages)	Bs.	US$	%
Deposits	18,976	8,848	87.6%
Financial and other liabilities	2,681	1,251	12.4%
Total Liabilities	**21,657**	**10,099**	**100.0%**

Breakdown of Deposits
Total Bs. 18,976 billion
(US $ 8,848 million)
March 2006



48%
30%
22%
Individuals
Large Corporations
Small and Mid-size Companies

Shareholders' Equity

At the close of the first quarter of 2006, Shareholders' Equity amounted to Bs. 2,300 billion (US$ 1,072 million), a 6.6% increase compared with the Bs. 2,158 billion (US$ 1,006 million) recorded for the fourth quarter of 2005 and 22.3% higher than twelve months earlier when it was Bs. 1,881 billion (US$ 877 million).

First quarter growth includes mainly the net result of Bs. 98 billion for the period, a Bs. 31 billion increase due to the adjustment of Investments Available for Sale to market value, Bs. 18 billion in earnings from the sale of shares held by subsidiaries and a Bs. 9 billion drop in cash dividends.

MERCANTIL's equity/assets ratio as of March 31, 2006 is 9.6% and its equity/risk-weighted assets ratio is 16.8%, the minimum requirement prescribed by the CNV is 8%. As of March 31, 2006, Banco Mercantil's equity/over assets ratio is 11.5% (minimum 10%) and its equity/risk-weighted assets ratio, according to the Superintendency of Banks in Venezuela is 15.6% (minimum 12%). For Commercebank, N.A. these indicators are 8.0% (from 5% is considered "well capitalized") and 12.7 (from 6% is considered "well capitalized") respectively, based on the standards of the Office of the Comptroller of the Currency (OCC).

Assets and Liabilities in Foreign Currency

MERCANTIL's assets and liabilities in foreign currency were US$ 5,163 million and US$ 4,198 million respectively at March 31, 2006.

The estimated effect of the increase in every Bs. 100/US$1 with respect to the exchange rate of Bs. 2,144.6/US$1 at March 31, 2006 would be reflected in the growth of Bs. 516 billion in assets and Bs. 96 billion in equity, of which Bs. 39 billion would be recorded in the earnings for the period.

MERCANTIL also has Bs. 217 billion in bonds with exchange indexation clauses and a variable quarterly yield. The yield from those bonds would be the higher of: a) 80% of the Lending Rate or b) the 3-month LIBOR Rate plus a margin of 100 basis points, plus the percentage devaluation of the bolivar versus the US dollar determined annually.

Assets by currency
Bs. 23,960 billion
(US$ 11,172 million)
March 2006


53.8%
46.2%
Bolivars
US$

As of March 31, 2006 MERCANTIL's equity totaled Bs. 2,300 billion – equivalent to US$ 1,072 million* which is covered mainly in US dollars with the following assets:


Investment in Commercebank (23%)
Investment In Other foreign banks (13%)
Venezuelan Operations (63%)
100%
80%
60%
40%
20%
0%

Assets distribution
Venezuelan Operations


Venezuelan Gov. Bonds 26%
Venezuelan Goverment Indexes Bond 13%
Equity in Agencies 12%
US Treasuries 14%
Cash & Due from Banks 18%
Accounts Receivable & Other Assets 17%

Total Equity: US$ 1,072 million *

(*) At the official exchange rate: Bs. 2,144.6/US$1, presented for reference purpose only.

Asset Management

Assets under Management

The Asset Management business is reflected off the balance sheet and includes: trust fund services, securities brokerage services, mutual fund management and portfolio management services. Net assets at March 31, 2006 were Bs. 7,839 billion, distributed as follows:

	Banco Mercantil (1)	Seguros Mercantil	Banco Mercantil (Schweiz) (BMS)	Merinvest	Commercebank Investment Services (CIS)	Commercebank Trust Company (CTC)	TOTAL
			(In billions of Bs.)				
Trusts	4,730	78	652			10	**5,470**
Real Estate Mutual Funds	830						**830**
Mutual Funds				274			**274**
Brokerage			145		719		**864**
Financial Advisory			40		217		**257**
Managed Trusts					144		**144**
TOTAL Bs.	**5,560**	**78**	**837**	**274**	**1,080**	**10**	**7,839**
TOTAL US$.	**2,593**	**36**	**390**	**128**	**504**	**5**	**3.656**

(1) Banco Mercantil's Trusts, includes Bs. 5,5 billion managed pension funds

During the first quarter of 2006, assets under management by **Banco Mercantil's Trust Services** in Venezuela grew 10% compared with the close of 2005. This growth in trust fund assets is reflected mainly in the Multinational Corporate segment.

Trust


76.97%
7.82%
15.17%
0.04%
Investment
Managed
Warranty
Mixed

The **Mercantil Sociedad Administradora de Entidades de Inversión Colectiva** subsidiary remained the leader in the trust fund industry in Venezuela, with a market share in excess of 57%, measured by assets under management. The number of clients served increased by 12% compared with the close of 2005.

Mutual Funds


91.34%
4.78%
3.88%
Mercantil's Fixed Income Portfolio (Bs.)
Mercantil's Fixed Income Portfolio (US$)
Mercantil's Global Equity Portfolio

Commercebank Investment Services (CIS) a securities and investment broker domiciled and registered in the United States. The customer asset base in the personal and small business segment exceeds US$ 461.6 million of which almost two thirds are in the brokerage service. CIS has assets of more than US$ 41.9 million in the corporations and institutions segment.

Commercebank Investment Services


66.61%
13.28%
20.11%
Brokerage
Advisory
Managed

Banco Mercantil Schweiz AG (BMS), increased the volume of assets received for management in the first quarter of 2006 by US$ 29 million compared with last year, through the trust fund products offered by its BMC Bank & Trust Limited subsidiary in the Cayman Islands.

Banco Mercantil (Schweiz)AG


77.89%
4.76%
17.35%
AuM Trust
AuM Advisory
Brokerage

Commercebank Trust Company (CTC) founded in 2004 as a national trust fund bank, offers customers in the United States and abroad innovative solutions for inheritance planning and strategies for managing customers' equity

Corporate Events

Shareholders' Meetings

The following shareholders' meetings were held in the first quarter of 2006, at which the reports that the Board of Directors presented to the shareholders for consideration were approved, as well as the audited financial statements, the results and the Statutory Auditors' report for 2005.

Compañía	Fecha
Mercantil Servicios Financieros	March 27, 2006
Banco Mercantil	March 27, 2006
Commercebank	February 27, 2006
Seguros Mercantil	February 27, 2006

Dividends

The Shareholders' Meeting of Mercantil Servicios Financieros held on March 27, 2006, approved two extraordinary cash dividends of Bs. 71 each, for each of the common Class "A" and "B" outstanding shares, to be paid on April 18 to shareholders registered in the respective book at April 17 and the second on September 25 to shareholders recorded in the respective book at September 22. Ordinary cash dividends were also approved for the second, third and fourth quarters of 2006, at Bs.12 per quarter, for each of the common Class "A" and "B" outstanding shares, payable on May 10, August 10 and November 10, 2006 to shareholders registered in the respective book at May 5, August 4 and November 7, respectively.

MERCANTIL determines the basis upon which dividends are paid out according to the standards issued by the CNV, as indicated below:

(In millions of bolivars)	**December 31, 2005**
Consolidated annual net income	714,949
Minus	
Participation in subsidiary results	714,431
Provision for legal reserve and taxes	3,132
Plus	
Dividends collected	251,368
Base Income for dividend payment during 2006	248,754

According to the Capital Market Law, MERCANTIL must pay its shareholders dividends of at least 50% of its base income for the payment of dividends. MERCANTIL must also pay at least 25% of that dividend in cash.

Based on the above, the dividends approved by the Shareholders' Meeting exceed the minimum requirement, as shown below:

In millions of bolivars			
Type of Dividend	Minimum requirement	Approved	% Compare with minimum requirement
In cash	31,094	136,250	410%
Total	124,377	136,250	103%

The ratio of dividends payable during the year to the Net Result for 2005 is 19,1%.

Repurchase Program

The Shareholder' Meeting of Mercantil Servicios Financieros approved the Thirteenth Phase of the Company's Stock Repurchase Program, valid for six (6) months from March 30, 2006, giving continuity to this program which has been running since May 2000 to add value to the Company. The Board of Directors received approval to authorize the Company to purchase up to fifteen per cent (15%) of the common Class "A" and/or "B" shares representing its subscribed and paid-in capital, including in this percentage the treasury shares.

Mercantil receives approval from the OCC for the acquisition of Florida Savings Bank

At the close of 2005 Commercebank, N.A. announced that it had signed a merger agreement to acquire Florida Savings Bank from Florida Savings Bancorp, Inc., under the Bank Merger Act. Florida Savings Bank is an institution which has operated in South Florida since 1999 through its branches in Pinecrest, Sunny Isles Beach and Westchester, located in Miami-Dade County, Florida.

In 2006 Commercebank N.A., announced that the US regulators had approved its plans to acquire Florida Savings Bank and expects to complete the merger process approved by the Office of the Comptroller of the Currency (OCC), the Office of Thrift Supervision and the shareholders of Florida Savings Bancorp Inc. whose head office is in Pinecrest, during the first week of May.

Seguros Mercantil has a new Mercantil Immediate Service Center (CAI)

In order to optimize one-to-one customer service, **Seguros Mercantil** opened its new Immediate Service Center (CAI) on the mezzanine floor of its regional headquarters in Avenida Cuatro Bella Vista in Maracaibo. To quote the general manager of Seguros Mercantil, María Silvia Rodríguez Feo, "this is a new express service we are providing for all insurance advisors and brokers and policyholders so they can pick up their policies without having to wait and where they can apply for loans, guarantees, etc."

New financial measures announced in Venezuela

The Ministry of Housing and Habitat set the minimum percentages the banks must earmark from their loan portfolios for residential mortgages in 2006.

A Resolution issued on 04-07-06 by the Ministry of Housing and Habitat requires banks to earmark 10% of their gross loans at December 31, 2005 for residential mortgages. This percentage is broken down as follows: 3% for long-term mortgages which must be entirely covered by December 2006 and 7% for short-term mortgages calculated on the basis of actual disbursements officially recorded as of January 1, 2006 and paid out as follows in 2006: 40% as of June 30, 70% as of September 30 and 100% at December 31. Two thirds of this 7% must be aimed to finance low-income families that earn less than 55 Tax Units and one third to finance family groups earning between 55 and 150 Tax Units.

The Ministry of Finance and the Ministry of Agriculture and Land set the minimum percentages for the agricultural loan portfolio in 2006

A Resolution dated January 30, 2006 established the minimum percentage of loans that must be given to agricultural sector, according to the following schedule: 11% in February and March; 12% in April; 14% in May; 16% in June; 15% in July and August and 16% in September, October, November and December. These percentages will be calculated based on the gross loan portfolio as of December 31, 2005.

The Central Bank of Venezuela (BCV) issued a new Resolution on Legal Reserve covering assigned rights of participation in interest in securities.

A BCV Resolution dated April 4, 2006 issued the Standard Governing Legal Reserve whose main amendment was to include in the legal reserve the total amount of the assigned rights of participation in securities for financial institutions authorized to trade on the money market.

From the time this Resolution came into effect and for the first four weeks thereafter, a minimum reserve ratio of 5% of the balance held at the date of this Resolution, must be deposited in full in the Central Bank of Venezuela, relating to the assigned interest in securities or stocks. After the fourth week, the minimum reserve that must be maintained for the above will increase gradually by 0.5% every four weeks until it reaches 15%.

Awards and Acknowledgements

MERCANTIL ranked by Euromoney as the best managed company in Venezuela

Mercantil Servicios Financieros (MERCANTIL) was recognized as the best managed company in Venezuela by the specialized publication Euromoney. In its March 2006 edition, the magazine ranked MERCANTIL number one on its list of Latin America's best-managed companies and the only one in the financial sector to be included in the publication.

For the first time, Euromoney's ranking was based on a survey sent out to market analysts from banks and research institutes in Latin America who were asked to nominate the three most important companies in each of their countries, taking the following aspects into consideration: market strength, benefits, growth potential, management quality and profits.

Fifty-seven analysts replied to the survey, nominating a total of 258 companies in different countries of Latin America and in different categories. Five companies in Venezuela were included in the ranking, led by MERCANTIL.

The choice of MERCANTIL acknowledges the efforts of all the professionals who work at MERCANTIL and their efficient management of the Company through the highest principles, ethics and values that guide best practices which have made it a world-class corporation.

Additionally the results of a study on Organizational Environment undertaken by the Great Place to Work Institute which ranked MERCANTIL one of the 10 best companies to work for in Venezuela.

MERCANTIL is Venezuela's leading and most comprehensive provider of financial services, operating in 10 countries in the Americas and Europe. Its shares are listed on the Caracas Stock Exchange (MVZ.A and MVZ.B) and in the over-the-counter (OTC) market in the United States through a Level 1 ADR program (MSVFY). Its main subsidiaries in Venezuela are: Banco Mercantil C.A. (Banco Universal); Seguros Mercantil and Merinvest C.A.; in the United States, Commercebank N.A., and in Switzerland, Banco Mercantil (Schweiz) AG in Zurich.

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C. A.
CONSOLIDATED BALANCE SHEET
UNAUDITED FIGURES
(In billions of Bolivars and millions of US$, except percentages)

	US$ [1]				Mar 2006 Vs. Dec 2005 Δ		Mar 2006 Vs. Mar 2005 Δ	
	03-31-06	03-31-06	12-31-05	03-31-05	Bolivars	%	Bolivars	%
CASH AND CASH EQUIVALENTS								
Cash	88	188	279	193	(91)	(32.7) %	(5)	(2.8) %
Banco Central de Venezuela	687	1,473	1,246	1,078	227	18.3 %	395	36.7 %
Venezuelan Banks and Other Financial Institutions	1	2	3	2	(1)	(19.2)%	0	19.9 %
Foreign and Correspondent Banks	28	60	99	87	(39)	(39.1) %	(26)	(30.3) %
Pending Cash Items	187	402	304	222	98	32.1%	179	80.6 %
Provision for Cash and Due from Banks	(0)	(0)	(0)	(0)	(0)	0.0 %	(0)	(26.6) %
	991	2,125	1,930	1,582	195	10.1 %	543	34.3 %
INVESTMENT PORTFOLIO								
Investments in Trading Securities	10	22	123	8	(100)	(81.8) %	14	166.2 %
Investments in Securities Available for Sale	2,934	6,293	5,769	4,476	524	9.1 %	1,818	40.6 %
Investments in Securities Held to Maturity	287	615	804	810	(189)	(23.6)%	(195)	(24.1)%
Share Trading Portfolio	51	109	77	328	32	42.3 %	(219)	(66.8)%
Investments in Time Deposits and Placements	1,334	2,862	3,097	3,601	(235)	(7.6) %	(740)	(20.5) %
Restricted Investments	36	77	123	327	(46)	(37.9) %	(250)	(76.6)%
	4,652	9,977	9,992	9,550	(15)	(0.2) %	427	4.5 %
LOAN PORTFOLIO								
Current	5,121	10,982	11,457	7,571	(475)	(4.1) %	3,412	45.1 %
Rescheduled	15	32	31	45	1	4.5 %	(13)	(29.2)%
Past Due	35	74	32	63	43	134.8 %	11	17.5%
Litigation	2	3	5	8	(1)	(26.1) %	(4)	(57.2)%
	5,172	11,092	11,524	7,687	(432)	(3.7) %	3,405	44.3%
Allowance for Losses on Loan Portfolio	(112)	(241)	(229)	(197)	(11)	5.0 %	(44)	22.2%
	5,060	10,851	11,295	7,490	(443)	(3.9) %	3,361	44.9%
INTEREST AND COMMISSIONS RECEIVABLE	67	144	157	167	(13)	(8.5) %	(23)	(13.7) %
LONG-TERM INVESTMENTS	18	38	26	28	12	46.5 %	11	38.8 %
ASSETS AVAILABLE FOR SALE	3	6	7	11	(1)	(15.5)%	(6)	(49.7)%
PROPERTY AND EQUIPMENT	132	283	268	255	15	5.9 %	28	11.1 %
OTHER ASSETS	250	536	590	360	(54)	(9.3) %	176	48.9 %
TOTAL ASSETS	11,172	23,960	24,266	19,443	(306)	(1.3) %	4,518	23.2%

1 Dollar figures given for reference purposes only; balance sheet figures translated at the closing exchange rate and income at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C. A.
CONSOLIDATED BALANCE SHEET
UNAUDITED FIGURES
(In billions of Bolivars and millions of US$, except percentages)

	US$ [1] 03-31-06	03-31-06	12-31-05	03-31-05	Mar 2006 Vs. Dec 2005 Δ Bolivars	%	Mar 2006 Vs. Mar 2005 Δ Bolivars	%
DEPOSITS								
Non-interest Bearing	1,580	3,389	3,328	2,329	61	1.8 %	1,060	45.5 %
Interest-Bearing	2,071	4,442	4,671	4,107	(228)	(4.9) %	336	8.2 %
Savings Deposits	2,622	5,623	5,318	4,331	305	5.7 %	1,292	29.8 %
Time Deposits	2,575	5,522	6,166	4,561	(644)	(10.4) %	962	21.1 %
	8,848	18,976	19,482	15,327	(506)	(2.6) %	3,649	23.8 %
DEPOSITS AUTHORIZED BY THE VENEZUELAN SECURITIES AND EXCHANGE COMMISSION								
Publicly Traded Debt Securities Issued	84	180	171	113	10	5.9 %	68	59.7 %
FINANCIAL LIABILITIES	399	856	974	698	118	(12.1) %	158	22.6 %
INTEREST AND COMMISSION PAYABLE	17	37	40	44	(3)	(8.2)%	(8)	(17.1) %
OTHER LIABILITIES	660	1,414	1,245	1,183	169	13.6 %	231	19.6 %
SUBORDINATED DEBT	90	193	193	193	0	0.0 %	0	0.0 %
TOTAL LIABILITIES	10,099	21,657	22,105	17,559	(448)	(2.0) %	4,098	23.3 %
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	1	3	3	3	(0)	5.6%	(0)	(9.9)%
SHAREHOLDERS' EQUITY								
Paid in Capital	50	108	113	82	(6)	(5.0) %	25	30.6 %
Capital Inflation Adjustment	89	192	192	192	0	0.0 %	0	0.0 %
Share Premium	17	36	36	36	0	0.0 %	0	0.0 %
Capital Reserves	78	167	167	164	0	0.0 %	3	1.9 %
Translation Adjustment of Net Assets of Subsidiaries Abroad	128	275	275	316	(1)	(0.2) %	(42)	(13.1 %)
Retained Earnings	681	1,460	1,475	984	(14)	(1.0) %	476	48.3 %
Shares Repurchased And Held By Subsidiaries	(4)	(8)	(139)	(131)	131	(94.3) %	124	(94.0) %
Unrealized Gain From Restatements Of Investments Available For Sale At Market Value Of Investment Available For Sale	33	71	39	237	31	79.9%	(166)	(70.2)%
TOTAL SHAREHOLDERS' EQUITY	1,072	2,300	2,158	1,881	142	6.6 %	420	22.3 %
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	11,172	23,960	24,266	19,443	(306)	(1.3) %	4,518	23.2 %

1 Dollar figures given for reference purposes only; balance sheet figures translated at the closing exchange rate and income at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.

MERCANTIL

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS. C.A.
CONSOLIDATED INCOME STATEMENT
UNAUDITED FIGURES
(In billions of Bolivars, except percentages)

	Quarter Ended on		Δ	
	03-31-06	03-31-05	Bolivars	%
Income from Cash and Due from Banks	2	2	0	27.2 %
Income from Investment Securities	177	159	19	11.8 %
Income from Loan Portfolio	337	216	120	55.6 %
INTEREST INCOME	516	377	139	37.0 %
Interest for Demand and Savings Deposits	83	43	40	92.3 %
Interest for Time Deposits	110	84	26	30.8 %
Interest for Securities Issued by the Bank	6	4	2	53.4%
Interest on Financial Liabilities	18	14	4	31.4 %
INTEREST EXPENSE	216	144	72	49.8 %
GROSS FINANCIAL MARGIN	300	232	67	29.0 %
Provision for losses on loan portfolio	12	10	2	16.8%
NET FINANCIAL MARGIN	288	222	66	29.5 %
Trust Fund Operations	10	7	2	28.2 %
Foreign Currency Transactions	0	2	(2)	(82.5) %
Commissions on Customer Account Transactions	31	22	9	43.2 %
Commissions on Letters of Credit and Guarantees Granted	5	4	1	11.9 %
Equity in Long-Term Investments	8	3	5	146.1%
Exchange Gains and Losses	1	75	(75)	(99.2) %
Income (Loss) on Sale of Investment Securities	22	7	15	224.7%
Other Income	63	48	15	31.8 %
TOTAL COMMISSIONS AND OTHER INCOME INSURANCE PREMIUMS, NET OF CLAIMS	140	169	(29)	(17.2) %
Total insures premiums, net of claims	22	23	(1)	(6.2) %
OPERATING INCOME	450	415	35	8.4 %
Salaries and employee benefits	148	112	36	31.8 %
Depreciation, Property and Equipment Expenses, Amortization of Intangibles and Others	38	33	5	14.7 %
Fees paid to regulatory agencies	18	11	6	54.7 %
Other operating expenses	125	117	8	6.5 %
TOTAL OPERATING EXPENSES	329	274	54	19.9 %
INCOME BEFORE TAXES AND MINORITY INTEREST	121	141	(19)	(13.8) %
Total Taxes	23	22	0	0.7 %
Minority interest	0	0	(0)	(56.1)%
NET INCOME	98	118	(19)	(16.5) %
NET INCOME IN US$ [1]	46	59	(13)	(22.4)%

1 Dollar figures given for reference purposes only; balance sheet figures translated at the closing exchange rate and income at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.

MERCANTIL

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C.A.
CONSOLIDATED INCOME STATEMENT
UNAUDITED FIGURES
(In billions of Bolivars)

	Quarter ended on	
	03-31-06	03-31-05
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	98	118
Adjustments to reconcile net income to net cash provided		
by operating activities -		
Depreciation and amortization	17	15
Provision for losses on the loan portfolio	12	10
Accrual for employee termination benefits	15	11
Provision for other assets	1	3
Net change in permanent investments	(13)	52
Minority interest payable	0	0
Interest and commissions receivable	13	(41)
Other assets	49	(42)
Other liabilities	163	537
Payment of employee termination benefits	(12)	(8)
Net cash provided by operating activities	343	655
CASH FLOWS FROM INVESTING ACTIVITIES		
Net change in investments securities	(146)	(391)
Net change in loan portfolio	432	(188)
Additions to fixed assets, net of depreciation and write-offs	(27)	(26)
Net cash flows from investing activities	259	(606)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net change in deposits	(506)	1,511
Net change in financial liabilities	(118)	65
Net change in publicly traded debt securities issued by CNV	10	11
Net change in subordinated debt	0	21
Cash dividends	(9)	(4)
Shares repurchased	3	(2)
Income from sales of shares kept by affiliates	18	
Net cash flows from financing activities	(601)	1,601
CASH AND CASH EQUIVALENTS (1)		
Net increase for the period	1	1,651
At the beginning of the period	4,979	3,303
At the end of the period	**4,980**	**4,954**

1 Includes: Cash and Cash Equivalents, Cash and Due from banks, Investments in time deposits and placements within 90 days maturity.

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C.A.
STATEMENT OF SHAREHOLDERS' EQUITY
UNAUDITED FIGURES
(In billions of Bolivars)

	Capital stock	Capital inflation adjustment	Paid-in Surplus	Legal Reserve	Translation adjustment of the assets In subsidiaries Abroad	Retained earnings	Shares repurchased held by the subsidiaries	income (loss) on investments Available for sale	Total shareholders' Equity
Balance as of Dec 31, 2004	82	192	36	164	261	871	(130)	216	1,691
Net income for the quarter						118			118
Cash dividends						(4)			(4)
Redemption of share repurchased							(2)		(2)
Unrealized income on Investments available for sale								21	21
Translation effect of net assets in subsidiaries abroad					56				56
Balance as of March 31, 2005	82	192	36	164	316	984	(131)	237	1,881
Shares dividends	31					(31)			(31)
Net income for the quarter						116			116
Legal reserve				3		(3)			
Cash dividends						(59)			(59)
Shares repurchased							(4)		(4)
Unrealized income on Investments available for sale								50	50
Translation effect of net assets in subsidiaries abroad					(8)				(8)
Balance as of June 30, 2005	113	192	36	167	308	1,008	(135)	287	1,976
Net income for the quarter						355			355
Cash dividends						(7)			(7)
Shares repurchased							(3)		(3)
Unrealized income on Investments available for sale								(246)	(246)
Translation effect of net assets in subsidiaries abroad					(32)				(32)
Balance as of September 30, 2005	113	192	36	167	276	1,355	(138)	40	2,042
Net income for the quarter						126			126
Cash dividends						(7)			(7)
Shares repurchased							(1)		(1)
Unrealized income on Investments available for sale								(1)	(1)
Translation effect of net assets in subsidiaries abroad					(1)				(1)
Balance as of December 31, 2005	113	192	36	167	275	1,475	(139)	39	2,158
Net income for the quarter						98			98
Cash dividends						(9)			(9)
Shares repurchased							(2)		(2)
Redeemed repurchased shares	(6)					(122)	128		0
Income from sales of shares kept by affiliates						18	5		23
Unrealized income on Investments available for sale								31	31
Translation effect of net assets in subsidiaries abroad					(1)				(1)
Balance as of March 31, 2006	108	192	36	167	275	1,460	(8)	71	2,300

APPENDIX II

Mercantil Servicios Financieros
Consolidated Loan Portfolio by Classification

(In billions of Bolivars, except percentages)

By Economic Activity	03-31-06	%	12-31-05	%	03-31-05	%
Commercial	4,399	39.7%	4,909	42.6%	3,454	44.9%
Foreign trade	761	6.9%	793	6.9%	667	8.7%
Residential mortgage	517	4.7%	406	3.5%	201	2.6%
Industrial	950	8.6%	1,137	9.9%	681	8.9%
Construction	1,433	12.9%	1,416	12.3%	1,030	13.4%
Consumer	504	4.5%	435	3.8%	279	3.6%
Services	450	4.1%	529	4.6%	314	4.1%
Agricultural	776	7.0%	793	6.9%	550	7.2%
Car loans	626	5.6%	505	4.4%	189	2.5%
Other	677	6.1%	599	5.2%	322	4.2%
	11,092	100.0%	11,524	100.0%	7,687	100.0%

By Maturity	03-31-06	%	12-31-05	%	03-31-05	%
Up to six months	5,818	52.4%	6,277	54.5%	3,994	52.0%
Six months to one year	1,017	9.2%	1,149	10.0%	584	7.6%
One to two years	946	8.5%	1,098	9.5%	915	11.9%
Two to three years	670	6.0%	617	5.4%	492	6.4%
Three to four years	708	6.4%	589	5.1%	350	4.6%
Four to five years	445	4.0%	461	4.0%	244	3.2%
Over five years	1,488	13.5%	1,331	11.6%	1,108	14.3%
	11,092	100.0%	11,524	100.0%	7,687	100.0%

By Geographical Location of the Debtor	03-31-06	%	12-31-05	%	03-31-05	%
Venezuela	6,459	58.2%	6,876	59.7%	3,635	47.3%
United States of America	3,369	30.4%	3,284	28.5%	3,046	39.6%
Mexico	327	2.9%	401	3.5%	291	3.8%
Colombia	165	1.5%	125	1.1%	80	1.0%
Brazil	72	0.6%	112	1.0%	150	2.0%
Switzerland	243	2.2%	248	2.2%	223	2.9%
Other countries	457	4.2%	478	4.0%	262	3.4%
	11,092	100.0%	11,524	100.0%	7,687	100.0%

By Type of Risk	03-31-06	%	12-31-05	%	03-31-05	%
Normal	10,875	98.0%	11,370	98.7%	7,441	96.8%
Potential	89	0.8%	65	0.6%	110	1.4%
Real	93	0.8%	65	0.6%	95	1.2%
High	32	0.3%	21	0.1%	38	0.5%
Unrecoverable	3	0.0%	4	0.0%	3	0.1%
	11,092	100.0%	11,524	100.0%	7,687	100.0%

Summary of Financial Indicators

	I Quater		
	US$ Mar 2006 [1]	2006	2005
Net income in billions of Bolivars (millions of US$)	46	98	118
Mercantil's stock indicators			
Class A share:			
Number of outstanding shares (Issued shares minus repurchased shares) [(4)]		416,401,282	417,961,482
Market Price [(2)]	1.6	3,400	2,571
Average daily volume (# of shares)		609,075	61,750
Market Price / Book value per share		1.06	0.98
Market Price / Period Net Earnings per share		24.3	15.5
Dividends received in Cash / Market price A		0.4	0.3
Class B share:			
Number of outstanding shares (Issued shares minus repurchased shares) [(4)]		300,635,455	302,328,377
Market Price [(2)]	1.6	3,480	2,606
Average daily volume (# of shares)		914,657	163,963
Market Price / Book value per share		1.08	1.00
Market Price / Period Net Earnings per share		24.9	15.7
Dividends received in Cash / Market price B		0.3	0.3
Book value per share in Bs. (Equity / # of outstanding shares) [(3)]	1.5	3,208	2,611
Total weighted outstanding shares		704,441,006	710,812,771
Earnings per share (Net Result/ weighted outstanding shares)		140	166
Balance Structure Indicators			
Gross Loans/Deposits		58.5%	50.2%
Profitability Ratios (%):			
Gross financial margin / Average interest earning assets		5.6%	5.8%
Commissions and other income as a percentage of Total income		35.1%	45.3%
Return on average assets (ROA)		1.6%	2.6%
Return on average equity (ROE)		17.7%	26.7%
Efficiency Ratios (%):			
Operating expenses / Average total assets		5.1%	5.8%
Operating expenses / Total income		67.4%	61.9%
Liquidity Ratios (%):			
Cash and due from banks / Deposits		11.2%	10.3%
Cash and due from banks and Investments Portfolio / Deposits		63.8%	72.6%
Asset Quality Ratios (%):			
Non performing loans/ Gross loans		0.7%	0.9%
Allowance for loan losses / Non performing loans		309.5%	276.8%
Allowance for loan losses / Gross loans		2.2%	2.6%
Capital Adequacy Ratios (%):			
Shareholders equity / Assets		9.6%	9.7%
CNV-Risk based capital (minimum required 8%)		16.8%	18.8%

1 Figures in US$ given for reference purposes only; Balance Sheet figures translated at the closing exchange rate, and income at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.
2 The market price at March 31, 2005 was Bs. 3,600 and 3,649 for Class A and B ordinary shares. This price was calculated considering stock dividend paid in April 2005, to facilitate price comparison in the periods presented.
3 Issued shares minus repurchased shares.
4 Calculated taking into account stock dividend paid in april 2005.

APPENDIX III

Other ratios

	I Quarter	
	2006	2005
Number of employees		
Employees in Venezuela	7,943	7,267
Employees Abroad	823	734
Distribution network		
Branches in Venezuela		
Bank branches	303	296
Insurance branches	32	35
Branches Abroad	19	17
Representative Offices	5	5
Number of ATMs	1,039	866
Number of points of sale (POS)	19,375	11,592
Exchange and Inflation rates		
Exchange rate Bs./US$1 (Controlled since February 2003)	2,144.6	2,144.6
Average Exchange Rate for the period (Bs/US$1)	2,144.6	1,991.7
Inflation for the last 12 months	12.2%	15.8%

MERCANTIL

APPENDIX IV

BANCO MERCANTIL, C.A. - BANCO UNIVERSAL
According to rules issued by CNV [1]
UNAUDITED CONSOLIDATED FIGURES
(In billions of Bolivars and millions of US$, except percentages)

	US$ [2] 03-31-06	03-31-06	12-31-05	03-31-05	Mar 2006 Vs. Dec 2005 Δ Bolivars	Mar 2006 Vs. Dec 2005 Δ %	Mar 2006 Vs. Mar 2005 Δ Bolivars	Mar 2006 Vs. Mar 2005 Δ %
SUMMARY OF BALANCE SHEET								
ASSETS								
Cash and Cash Equivalents	1,047	2,245	1,914	1,814	331	17.3 %	431	23.8 %
Investments Portfolio	2,054	4,404	4,650	4,278	(246)	(5.3) %	126	2.9 %
Loan Portfolio	2,939	6,302	6,763	3,479	(461)	(6.8) %	2,823	81.1 %
Properties and Equipment and Other Assets	273	585	591	508	(6)	(1.0) %	77	15.2 %
TOTAL ASSETS	6,312	13,536	13,918	10,079	(382)	(2.7) %	3,457	34.3 %
LIABILITIES AND SHAREHOLDERS'EQUITY								
Deposits [3]	5,280	11,324	11,909	8,090	(585)	(4.9) %	3,234	40.0 %
Financial Liabilities and Other Liabilities	428	918	800	857	118	14.8 %	61	7.1 %
TOTAL LIABILITIES	5,708	12,242	12,709	8,947	(467)	(3.7) %	3,295	36.8 %
SHAREHOLDERS' EQUITY	603	1,294	1,209	1,132	85	7.0%	162	14.3 %
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	6,312	13,536	13,918	10,079	(382)	(2.7) %	3,457	34.3 %

SUMMARY OF INCOME STATEMENT	US$ [2] 03-31-06	Quarter Ended on 03-31-06	Quarter Ended on 03-31-05	Δ Bolivars	Δ %
Interest Income	179	383	291	92	31.6 %
Interest Expense	78	168	117	51	43.6 %
Gross Financial Margin	100	215	174	41	23.6 %
Provision for Losses on Loan Portfolio	5	10	7	3	42.9 %
Net Financial Margin	96	205	167	38	22.8 %
Commissions and Other Income	39	83	116	(33)	(28.4) %
Operating Income	134	288	283	5	1.8 %
Operating Expenses	107	230	198	32	16.2 %
Income before taxes	27	58	85	(27)	(31.8) %
Taxes	(5)	(10)	13	(3)	(23.1) %
NET INCOME	22	48	72	(24)	(33.3) %
NET INCOME IN US$ (2)		22	36	(14)	(38.1) %

1 These financial statements are presented in accordance with CNV standards and adjusted for inflation up to December 31, 1999 (See accounting principles used). They reflect Banco Mercantil's contribution to MERCANTIL's results.
2 Figures in US$ given for reference purposes only; balance sheet figures translated at the closing exchange rate and income at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.
3 Deposits include investments sold under repurchase agreement as follows: Bs. 2.184 million as of 03.31.2006, Bs. 3.000 million as of, 12.31.2005 and Bs. 702 million as of 03.31.2005. According to the Superintendece of Bank's regulations investments sold under repurchase agreement are reduced from the total amount of the investment portfolio.

MERCANTIL

APPENDIX IV

RATIOS
Banco Mercantil Operations in Venezuela [2]
(Ratios from Non-Consolidated Financial Statements)

	System average[2]	03-31-06	03-31-05
Gross financial margin / Average assets	6.8%	7.9%	8.1%
Return on average assets (ROA) 3	3.0%	2.9%	4.1%
Return on average equity (ROE) 3	25.8%	25.6%	33.1%
Non performing loans / Gross loans	1.1%	0.6%	1.2%
Allowance for loan losses / Non performing loans	239.0%	449.0%	291.5%
Allowance for loan losses / Gross loans	2.6%	2.8%	3.6%
Operating expenses / average total assets	6.0%	7.4%	6.9%

CONCILIATION OF HISTORIC PROFITS WITH THE CONTRIBUTION OF MERCANTIL'S RESULTS
(In billions of Bolivars)

	Quarter ended on 03-31-06	Quarter ended on 03-31-05
Historical profit[1]	80	88
Additional depreciation and amortization expenses for effects of inflation adjustment through 1999 (see section of accounting principles used)	(2)	(2)
Interest for Publicly traded debt securities issued to finance Banco Mercantil's investment	(5)	(2)
Elimination of transactions with related companies	(25)	(12)
	48	72

1 Historic figures in accordance with the standards of the Superintendence of Banks in Venezuela (SUDEBAN)
2 Non-consolidated
3 Based on annualized figures

APPENDIX V

COMMERCEBANK HOLDING CORPORATION
According to rules issued by CNV [1]
UNAUDITED CONSOLIDATED FIGURES
(In millions of dollars, except percentages)

SUMMARY OF BALANCE SHEET	03-31-06	12-31-05	03-31-05	Mar 2006 Vs. Dec 2005 Δ US$	Mar 2006 Vs. Dec 2005 Δ %	Mar 2006 Vs. Mar 2005 Δ US$	Mar 2006 Vs. Mar 2005 Δ %
ASSETS							
Cash and Cash Equivalents	34	50	25	(16)	(32.3) %	8	33.5 %
Investments Securities	2,140	2,047	2,111	93	4.5 %	29	1.4 %
Loan Portfolio	1,969	1,983	1,748	(14)	(0.7) %	222	12.7 %
Properties and Equipment and Other Assets	125	147	78	(22)	(15.1) %	47	60.6 %
TOTAL ASSETS	4,268	4,227	3,962	41	1.0 %	306	7.7 %
LIABILITIES AND SHAREHOLDERS' EQUITY							
Deposits	3,466	3,361	3,360	106	3.1 %	106	3.2 %
Financial Liabilities, Other Liabilities and Subordinated Debt	550	623	406	(73)	(11.8)%	144	35.5 %
TOTAL LIABILITIES	4,016	3,984	3,766	33	0.8 %	250	6.6 %
SHAREHOLDERS´ EQUITY	252	243	196	8	3.5 %	56	28.6 %
TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	4,268	4,227	3,962	41	1.0 %	306	7.7 %

	Quarter ended on 03-31-06	Quarter ended on 03-31-05	Δ US$	Δ %
Interest Income	56	39	17	43.3 %
Interest Expense	19	9	10	104.1 %
Gross Financial Margin	37	30	7	24.6 %
Provision for Losses on Loan Portfolio	1	1	(0)	(37.5)%
Net Financial Margin	37	29	8	27.2 %
Commissions and Other Income	6	4	(1)	30.4%
Operating Income	43	33	9	27.6 %
Operating Expenses	27	22	5	24.1 %
Income before Taxes	16	11	4	34.2 %
Taxes	6	4	2	38.1 %
NET INCOME	10	7	2	31.9 %

1 These financial statements are presented in accordance with CNV standards (See accounting principles used) to reflect Commercebank's contribution to MERCANTIL's results.

MERCANTIL

APPENDIX V

KEY FINANCIAL AND OPERATING INDICATORS
Commercebank N.A
(Unconsolidated Financial Statement Indicators)

	Local Peer (1)	Quarter 03-31-06	Quarter 03-31-05
Gross financial margin / Average assets	4.0%	4.0%	3.5%
Return on average assets (ROA) 2	1.1%	1.1%	0.9%
Return on average equity (ROE) 2	10.3%	13.5%	12.5%
Non performing loans / Gross loans	0.4%	0.8%	0.7%
Allowance for loan losses / Non performing loans	N.A.	183%	205%
Allowance for loan losses / Gross loans	1.2%	1.5%	1.4%
Operating expenses / average total assets	2.5%	2.5%	2.1%

1 Based on December 2005 Figures.
2 Annualized, based on September 2005, figures

APPENDIX VI

SEGUROS MERCANTIL
According to rules issued by CNV [1]
Unaudited Consolidated Figures
(In billions of Bolivars, except percentages)

	US$ [2] 03-31-06	03-31-06	12-31-05	03-31-05	Mar 2006 Vs. Dec 2005 Δ Bolivars	%	Mar. 2006 Vs. Mar. 2005 Δ Bolivars	%
SUMMARY OF BALANCE SHEET								
ASSETS								
Cash and Cash Equivalents	17	37	19	12	18	94.7%	7	58.3%
Investments Portfolio	191	410	371	279	39	10.5%	92	33.0%
Premiums receivable	38	82	71	51	11	15.5%	20	39.2%
Property and equipment	13	27	27	25	0	0.0%	2	8.0%
Other assets	30	64	59	42	5	8.5%	17	40.5%
TOTAL ASSETS	289	620	546	409	74	13.6%	137	33.5%
LIABILITIES AND SHAREHOLDERS' ÉQUITY								
Reserves for general risks	90	193	174	141	19	10.9%	33	23.4%
Claims incurred	44	95	87	65	8	9.2%	22	33.8%
Life Reserves and Others	4	8	7	6	1	14.3%	1	16.7%
Financial Liabilities	6	12	15	1	(3)	(20.0)%	14	1400.0%
Accounts Payable Reinsures	25	53	40	23	13	32.5%	17	73.9%
Other provisions and other liabilities	37	80	59	39	21	35.6%	20	51.3%
TOTAL LIABILITIES	205	440	382	275	58	15.2%	107	38.9%
SHAREHOLDERS' ÉQUITY	84	181	164	133	17	10.4%	31	23.3%
TOTAL LIABILITIES AND SHAREHOLDERS' ÉQUITY	289	620	546	409	74	13.6%	137	33.5%

	US$ [2] 03-31-06	Quarter endend on 03-31-06	03-31-05	Δ Bolivars	%
SUMMARY OF INCOME STATEMENT					
Earned Premiums Received	63	136	93	43	46.2%
Claims Incurred	(41)	(88)	(53)	(35)	66.0%
Commissions and Acquisition Expenses	(12)	(26)	(17)	(9)	52.9%
Management Expenses	(9)	(20)	(15)	(5)	33.3%
Technical Result	1	2	9	(8)	83.3%
Income from Investments	6	13	5	8	160.0%
Exchange Earnings	(0)	(0)	11	(11)	(100.0)%
Special Reserves	0	0	0	0	0.0%
Taxes and Contributions	(0)	(0)	(1)	1	(100.0)%
Contracts of excess of lost	(1)	(2)	(2)	0	0.0%
Net income	6	12	22	(10)	(45.5)%
Adjustment to C.N.V. standards	(0)	(1)	0	(1)	(100.0)%
NET INCOME	6	12	22	(10)	(45.5) %

1 These financial statements are presented in accordance with CNV standards and adjusted for inflation up to December 31, 1999 (See accounting principles used). They reflect Seguros Mercantil's contribution to MERCANTIL's results.

2 Figures in US$ given for reference purposes only; balance sheet figures translated at the closing exchange rate and income at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.

APPENDIX VII

KEY MACROECONOMIC INDICATORS

	YEARS		QUARTERS				
	2005	2004	I05	II05	III05	IV05	I06
Gross Domestic Product, Var,% 1							
Consolidated	9.3	17.9	6.6	10.7	9.5	10.2	ND
Oil activities	1.7	11.6	(1.4)	1.0	4.4	2.7	ND
Non-Oil activities	10.3	17.8	8.1	11.9	10.0	11.0	ND
Other Net Taxes on Products	16.8	34.3	11.9	21.6	15.8	17.6	ND
Consumer Price Index (% Change) 2	14.4	19.2	14.0	19.2	14.1	10.4	5.4
Unemployment Rate (% Change) 3	11.4	13.9	14.3	12.1	12.1	10.4	ND
Wage Income Index (% Var) 1	19.1	22.0	21.2	20.5	17.3	17.8	ND
Monetary Liquidity (% Change) 1	52.7	50.4	50.4	50.3	56.7	50.4	51.4
Interest Rates (Period end) (%) 4 Six Main Commercial and Universal Banks							
Period-end Loan Rate	15.4	17.1	16.5	15.3	14.7	14.4	14.6
Period-end Saving Deposit Rate	6.6	4.5	5.2	7.5	7.3	7.3	7.0
Period-end Time Deposit Rate	11.7	12.9	12.4	11.7	10.7	11.2	10.1
Exchange Rate							
Period end (Bs/US$) (Bid rate)	2,144.6	1,915.2	2,144.6	2,144.6	2,144.6	2,144.6	2,144.6
Annual average exchange rate (Bs./US$)	2,106.4	1,888.6	1,991.7	2,144.6	2,144.6	2,144.6	2,144.6
Depreciation (%) 2	12.0	20.0	57.2	0.0	0.0	0.0	0,0
External Sector (million of US$)							
Trade Balance 5	31,532	21,430	6,506	7,588	9,312	8,126	ND
Oil Exports	55,487	38,748	9,805	11,558	13,800	12,896	ND
Non-Oil Exports	7,428	6,831	1,721	1,879	1,795	2,033	ND
Imports	23,955	17,318	5,020	5,849	6,283	6,803	ND
Central Bank of Venezuela Intl. Res.	29,636	23,498	24,932	28,071	29,942	29,636	31,331
FEM	732	710	714	719	725	732	739
Oil Export Average Price (US$/b)	45,4	33.2	38.3	42.0	52.3	48.8	53.2
Average Oil Production (Thousands bpd)	2,692	2,597	2,750	2,683	2,700	2,633	2,613
Central Government (billion of Bs)							
Ordinary Income	ND	49,652	14,717	20,496	19,736	22,979	ND
Oil Income	ND	23,718	7,131	11,377	9,738	12,529	ND
Non-Oil Income	ND	25,934	7,586	9,119	9,998	10,450	ND
Ordinary Expenditures 6	ND	55,449	14,009	14,835	18,885	25,845	ND

1 Year-on-year variation
2 Annual Dec-Dec figures. Annualized quarterly figures
3 Annual figures for the second semester. Quarterly figures for IV04 , I 05 correspond to the last three monthly average.
4 Annual figures correspond to weighted averages
5 Balance of payments figures.
6 Does not include public debt amortization
N.D.: Not Available
FEM: Macroeconomic Stabilization Fund
Source: Central Bank of Venezuela (BCV), Ministry of Finance, National Statistics Institute (INE)
Ministry of Energy and Production (MEP), Bloomberg and own calculations

Contact:
Marianela Faria
Investor Relations Officer
mfaria@bancomercantil.com

New York Office:
Banco Mercantil
11 East 51st St.
New York, NY 10022
(212) 891 7405 (Direct) / 7400
(212) 891 7417 (Fax)

Caracas Office:
Av. Andrés Bello
Edif. Mercantil, piso 25
Caracas 1010, Venezuela
(58 212) 503.1335/1265
(58 212) 503.1075 (Fax)

MERCANTIL

Caracas, June 5, 2006

MERCANTIL UNVEILS NEW EMPLOYEE SAVINGS SCHEME

Mercantil Servicios Financieros, the first and most comprehensive financial services company in Venezuela, informed its employees of the new fringe benefit plan. The new "Plan de Ahorro Previsional Complementario Mercantil" will replace the existing "Plan Complementario de Pensiones de Jubilación Mercantil" and will complement the family welfare schemes currently provided by the company along with the ones established by the Social Security Law.

This plan, which has been approved by Mercantil's Board of Directors, is expected to benefit over 7,000 workers in the company's subsidiaries in Venezuela, including Banco Mercantil and Merinvest. The new plan will also cover workers at Seguros Mercantil who are not at present included in the current "Plan Complementario de Pensiones de Jubilación Mercantil".

The new plan modernizes and expands the scope of the existing welfare benefits and is consistent with the new trends oriented at defined contribution plans, being voluntary and contributory, and both the worker and the company pay into the scheme. This plan is in addition to the State's statutory welfare system.

The funding required in order to migrate to the new "Plan de Ahorro Previsional Complementario Mercantil" will come mainly from the funds released from the current "Plan Complementario de Pensiones de Jubilación Mercantil" and from part of the extraordinary earnings for the quarter. Eventually the estimated annual costs of the new plan will be equivalent to that of the existing plan.

The new plan will be managed by the Mercantil Servicios Financieros Employee Savings and Loan Fund ("Fondo de Ahorro y Crédito") and is the result of MERCANTIL's constant interest in introducing improvements in its employees' working conditions.

The president of MERCANTIL emphasized the Company's interest in continuing to pay special attention to the microcredit sector and the lower-income sectors, in the context of its effort since the end of 2004 to intensify the model whose purpose is to serve its customers and segment its customer base by developing structures, products and services aimed at satisfying their specific needs.

In concluding, Marturet referred to the project currently being developed to bring its financial statements in line with US GAAP, in addition to the financial statements prepared in accordance with the standards of the National Securities Commission (CNV).